Filed pursuant to Rule 424(b)(3)
Securities Act File No. 333-135389

GrafTech International Ltd.
Common Stock

        This prospectus may be used by selling stockholders and their subsequent transferees, pledgees, donees and successors (collectively called the “sellers”) for the offer and sale of up to 3,297,385 shares of our common stock.

        The shares of our common stock offered hereby may be sold from time to time by one or more of the sellers. No seller is required to offer or sell any shares of our common stock pursuant to this prospectus. The selling stockholders anticipate that, if and when offered and sold, the shares of our common stock will be offered and sold in transactions effected on the New York Stock Exchange, or NYSE, at then prevailing market prices. The sellers have the right, however, to offer and sell shares of our common stock on any other national securities exchange on which our common stock may become listed or in the over-the-counter market, in each case at then prevailing market prices, or in privately negotiated transactions at a price then to be negotiated. Each selling stockholder has advised us that each offer and sale made on the NYSE or any other national securities exchange or in the over-the-counter market by him or her or his or her transferees, pledgees, donees and successors will be made through or to licensed or registered brokers and dealers.

        We will not receive any proceeds from the offer and sale of any shares of our common stock by the sellers pursuant to this prospectus. All proceeds from sales of shares of our common stock pursuant to this prospectus will be paid directly to the sellers and will not be deposited in an escrow, trust or other similar arrangement. We will bear all of the expenses in connection with the registration of the shares of our common stock offered hereby, including legal and accounting fees. No discounts, commissions or other compensation will be allowed or paid by us in connection with sales of the shares of our common stock offered hereby. Each selling stockholder has advised us that no discounts, commissions or other compensation will be allowed or paid by him or her or his or her transferees, pledgees, donees and successors in connection with sales of the shares of our common stock offered hereby, except that usual and customary brokers’ commissions or dealers’ discounts may be paid or allowed by the sellers.

        Our common stock is traded on the NYSE under the trading symbol “GTI.” On July 21, 2006, the last reported sale price of our common stock on the NYSE was $4.84 per share.

        Investment in these securities involves a certain amount of risk. See “Risk Factors” beginning on Page 4.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 24, 2006.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we have filed with the SEC utilizing a shelf registration process. Under this shelf registration process, selling stockholders may, from time to time, offer and sell shares of our common stock pursuant to this prospectus.

        It is important for you to read and consider all of the information contained in this prospectus and any applicable prospectus supplement before making a decision whether to invest in our common stock. You should also read and consider the information contained in the documents that we have incorporated by reference as described in “Where You Can Find More Information” and “Incorporation of Certain Documents By Reference” in this prospectus.

        You should rely only on the information provided in this prospectus and any applicable prospectus supplement, including the information incorporated by reference. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. The sellers are not offering to sell or soliciting offers to buy, and will not sell, any securities in any jurisdiction where it is unlawful. You should assume that the information contained in this prospectus or in any prospectus supplement, as well as information contained in a document that we have previously filed or in the future will file with the SEC and incorporate by reference in this prospectus or any prospectus supplement, is accurate only as of the date of this prospectus, the applicable prospectus supplement or the document containing that information, as the case may be. Our financial condition, results of operations, cash flows or business may have changed since that date.

        “We,” “us” or “our” refers to GrafTech International Ltd. (“GTI”) and its subsidiaries collectively or, if the context so requires, GTI, GrafTech Global Enterprises Inc. or GrafTech Finance Inc., individually.

WHERE YOU CAN FIND MORE INFORMATION

        We are required to file periodic reports, proxy statements and other information relating to our business, financial and other matters with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act ”). Our filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at, and obtain a copy of any such document by mail from, the SEC’s public reference room located at 100 F Street, N.E.,

Washington, D.C. 20549, at prescribed charges. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its charges. Our reports and proxy statements and other information relating to us can also be read and copied at the NYSE located at 11 Wall Street, New York, New York 10005, (212) 656-3000.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to our securities described in this prospectus. References to the “registration statement” or the “registration statement of which this prospectus is a part” mean the original registration statement and all amendments, including all schedules and exhibits. This prospectus does, and any prospectus supplement will, not contain all of the information in the registration statement because we have omitted parts of the registration statement in accordance with the rules of the SEC. Please refer to the registration statement for any information in the registration statement that is not contained in this prospectus or a prospectus supplement. The registration statement is available to the public over the Internet at the SEC’s web site described above and can be read and copied at the locations described above.

        Each statement made in this prospectus or any prospectus supplement concerning a document filed as an exhibit to the registration statement is qualified in its entirety by reference to that exhibit for a complete description of its provisions.

        We make available, free of charge, on or through our web site, copies of our proxy statements, our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. We maintain a web site at http://www.graftech.com/GrafTech/Investor+Relations/Default.htm. The information contained on our web site is not part of this prospectus, any prospectus supplement or the registration statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        We have filed the following documents with the SEC pursuant to the Securities Exchange Act of 1934 and hereby incorporate them by reference in the registration statement:

        (a)     Our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 16, 2006 (the “2005 Form 10-K”).

        (b)     Our quarterly report on Form 10-Q for the period ended March 31, 2006, filed with the SEC on May 9, 2006.

        (c)     Our current reports on Form 8-K, filed with the SEC on February 9, 2006, except for Item 2.02 contained therein, March 9, 2006, except for Item 2.02 contained therein, April 3, 2006, May 1, 2006, May 8, 2006, and June 28, 2006, respectively.

        (d)     The portions of our annual proxy statement relating to our annual meeting of stockholders held on May 24, 2006, filed with the SEC on April 13, 2006, that have been incorporated by reference into the 2005 Form 10-K.

        (e)     The description of our common stock contained in our registration statement on Form 8-A (File No. 1-13888), filed with the SEC under Section 12 of the Exchange Act on July 28, 1995.

        (f)     The description of our common stock contained in amendment no. 2 to our registration statement on Form 8-A (File No. 1-13888), filed with the SEC under Section 12 of the Exchange Act on April 21, 2004.

        (g)     The description of our preferred share purchase rights contained in our registration statement on Form 8-A (File No. 1-13888), filed with the SEC under Section 12 of the Exchange Act on September 10, 1998.

        (h)     The description of our preferred share purchase rights contained in amendment no. 2 to our registration statement on Form 8-A (File No. 1-13888), filed with the SEC under Section 12 of the Exchange Act on April 21, 2004.

        All documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in the registration statement and to be a part hereof from the date of filing of such documents.

THE COMPANY

        We are one of the world’s largest manufacturers of the broadest range of high quality graphite electrodes, products essential to the production of electric arc furnace (“EAF”) steel and various other ferrous and nonferrous metals. We are the largest manufacturer of high quality natural graphite products enabling thermal management solutions for the electronics industry and fuel cell solutions for the transportation and power generation industries. We are one of the world’s largest manufacturers and providers of other synthetic graphite and carbon products, as well as related technical services, including cathodes for the aluminum industry and other advanced graphite and carbon materials for the semiconductor, transportation, petrochemical and other metals markets. We service customers in about 80 countries, including industry leaders such as Arcelor S.A., Bao Steel, Gerdau S.A. and Mittal Steel in steel, Alcoa and Alcan in aluminum, Dell, Samsung and Sony in electronics, MEMC Electronic Materials in semiconductors and Ballard Power Systems in fuel cells.

        Our vision is to enable customer leadership, better and faster than our competition, through the creation, innovation and manufacture of graphite and carbon material science-based solutions. We have over 100 years of experience in the research and development of graphite and carbon-based solutions and our intellectual property portfolio is extensive. Our business was founded in 1886 by the National Carbon Company.

        We currently manufacture our products in 13 state-of-the-art manufacturing facilities strategically located on four continents and have more diverse locations than the facilities of any of our competitors. We believe our unique global manufacturing network cannot be replicated by any of our competitors due to the capital investment, technology and process know-how required to do so. We believe our network has the largest manufacturing capacity, has one of the lowest manufacturing cost structures of all of our major competitors and delivers the highest-level quality products. We currently have the operating capability, depending on product demand and mix, to manufacture approximately 230,000 metric tons of graphite electrodes annually from our existing assets. We believe that our unique global manufacturing network provides us with significant competitive advantages in product quality, proximity to customers, timely and reliable product delivery, and product costs. Given our global network, we are well positioned to serve the growing number of consolidated, global, multi-plant steel and aluminum customers as well as certain smaller, regional customers and segments.

        We operate the premier research, development and testing facilities in the graphite and carbon industry, and we believe we are the industry leader in graphite and carbon material science and high temperature processing know-how. We believe our technological capabilities for developing products with superior thermal, electrical and physical characteristics provide us with a competitive advantage. These capabilities have enabled us to accelerate development and commercialization of our technologies to exploit markets with high growth potential, including products for electronic thermal management and fuel cell applications.

FORWARD-LOOKING STATEMENTS

        The information appearing under “Forward Looking Statements” in the 2005 Form 10-K and under “Forward Looking Statements and Risk Factors” in our quarterly report on Form 10-Q for the period ended March 31, 2006 filed with the SEC on May 9, 2006 is hereby incorporated by reference.

RISK FACTORS

        The information appearing under “Risks Related to Us” and “Risks Relating to our Securities and Pledges of our Assets” in the 2005 Form 10-K and under “Forward Looking Statements and Risk Factors” in our quarterly report on Form 10-Q for the period ended March 31, 2006 is hereby incorporated by reference.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of any shares of our common stock offered hereby by the sellers. To the extent that any of the shares of our common stock offered hereby are purchased from us upon the exercise of options granted under our stock-based incentive plans, we will receive proceeds from the exercise of such options. Such proceeds will be used for working capital and general corporate purposes.

SELLING SECURITY HOLDERS

        The sellers consist of the selling stockholders listed below and their subsequent transferees, pledgees, donees and successors. The sellers may from time to time offer and sell shares of our common stock pursuant to this prospectus or any applicable prospectus supplement.

        The following table sets forth, as of June 15, 2006, certain information relating to the selling stockholders, the number of shares of our common stock beneficially owned by them, the number of shares of our common stock offered hereby by them, and the number and percentage of shares of our common stock that the selling stockholders would beneficially own if all of the shares of our common stock offered hereby are sold. As of April 30, 2006, there were 98,444,163 shares of our common stock outstanding. Each selling stockholder who is an officer or director has served as one of our officers or one of our directors for at least the past three years (except in the case of Mr. Shular, who serves as an officer and director, and, in the case of Messrs. Whitaker and Widmar, who joined us as officers in May 2006).

Name	Shares of Common Stock Beneficially Owned (a)-(h)	Shares of Common Stock Offered Hereby (a)-(h)	Number of Shares of Common Stock Beneficially Owned After Offering	Percentage of Outstanding Shares After Offering

Officers
Craig S. Shular	1,181,169	1,181,169	0	*
Mark Widmar	78,190	78,190	0	*
Petrus J. Barnard	423,885	423,885	0	*
Gary R. Whitaker	30,244	30,244	0	*
John J. Wetula	344,120	344,120	0	*
Luiz Freitas	37,771	37,771	0	*
Hermanus L. Petorius	20,000	20,000	0	*

Name	Shares of Common Stock Beneficially Owned (a)-(h)	Shares of Common Stock Offered Hereby (a)-(h)	Number of Shares of Common Stock Beneficially Owned After Offering	Percentage of Outstanding Shares After Offering

Directors
R. Eugene Cartledge	113,910	113,910	0	*
Mary B. Cranston	77,984	77,984	0	*
John R. Hall	87,844	87,844	0	*
Harold E. Layman	33,635	33,635	0	*
Ferrell P. McClean	57,094	57,094	0	*
Michael C. Nahl	73,230	73,230	0	*
Frank A. Riddick, III	15,921	15,921	0	*

Other Employees and Former Employees
Group Subtotal	722,388	722,388
Total	3,297,385	3,297,385	0	*

*	Represents holdings of less than 1%.

(a)	Includes shares held directly as follows: for Mr. Shular, 19,310 shares; for Mr. Widmar, 3,000 shares; for Mr. Cartledge, 59,080 shares; for Ms. Cranston, 21,453 shares; for Mr. Hall, 35,194 shares; for Mr. Layman, 10,000 shares; for Ms. McClean, 12,073 shares; for Mr. Nahl, 16,200 shares; and, for Mr. Riddick, 5,000 shares.

(b)	Includes shares held indirectly as follows: for Ms. Cranston, 2,000 shares held by her as Trustee for the Mary and Harold Cranston Family Trust; and, for Ms. McClean, 3,400 shares held through an individual retirement account and 10,000 shares held by her spouse.

(c)	Includes shares issuable upon exercise of options granted under our stock-based incentive plans that are exercisable or become exercisable within 60 days after the date of this prospectus as follows: for Mr. Shular, 967,000 shares; for Mr. Barnard, 271,000 shares; for Mr. Wetula, 264,300 shares; for Mr. Cartledge, 49,830 shares; for Ms. Cranston, 49,531 shares; for Mr. Hall, 47,650 shares; for Mr. Layman, 18,635 shares; for Ms. McClean, 26,621 shares; for Mr. Nahl, 52,030 shares; and for Mr. Riddick, 5,921 shares.

(d)	Includes shares issuable upon exercise of options granted under our stock-based incentive plans that do not become exercisable within 60 days after the date of this prospectus as follows: for Mr. Barnard, 100,000 shares.

(e)	Includes shares granted under our stock-based incentive plans that are vested or become vested within 60 days after the date of this prospectus as follows: for Mr. Shular, 36,505 shares.

(f)	Includes shares granted under our stock-based incentive plans that do not vest within 60 days after the date of this prospectus as follows: for Mr. Shular, 130,000 shares; for Mr. Widmar, 75,000 shares; for Mr. Barnard, 50,000 shares; for Mr. Whitaker, 30,000 shares; and for Mr. Wetula, 75,539 shares.

(g)	Under our savings and compensation deferral plans, contributions and allocations to employee accounts are invested in various funds, in the discretion of the employees, including a fund that invests in our common stock. Each unit in the fund that invests in our common stock approximates one share of our common stock. Under certain circumstances, the shares represented by the units may be distributed to the employees whose accounts are invested therein. This column includes units held in such fund as follows: for Mr. Shular, 28,354 units; for Mr. Widmar, 190 units; for Mr. Barnard, 2,885 units; for Mr. Whitaker, 244 units; and, for Mr. Wetula, 4,280 units.

(h)	Includes shares granted annually to non-employee directors that do not vest within 60 days after the date of this prospectus as follows: for each of Mr. Cartledge, Ms. Cranston, Mr. Hall, Mr. Layman, Ms. McClean, Mr. Nahl and Mr. Riddick, 5,000 shares.

PLAN OF DISTRIBUTION

        This prospectus may be used by sellers and their subsequent transferees, pledgees, donees and successors for the offer and sale of up to 3,297,385 shares of our common stock.

        The shares of our common stock offered hereby may be sold from time to time by one or more of the sellers. No selling stockholder is required to offer or sell any shares of our common stock pursuant to this prospectus. The sellers anticipate that, if and when offered and sold, the shares of our common stock will be offered and sold in transactions effected on the NYSE at then prevailing market prices. The sellers have the right, however, to offer and sell shares of our common stock on any other national securities exchange on which our common stock may become listed or in the over-the-counter market, in each case at then prevailing market prices, or in privately negotiated transactions at a price then to be negotiated. Each selling stockholder has advised us that each offer and sale made on the NYSE or any other national securities exchange or in the over-the-counter market by him or her or his or her transferees, pledgees, donees and successors will be made through or to licensed or registered brokers and dealers.

        We will not receive any proceeds from the offer and sale of any shares of our common stock by the sellers pursuant to this prospectus. All proceeds from sales of shares of our common stock pursuant to this prospectus will be paid directly to the sellers and will not be deposited in an escrow, trust or other similar arrangement. We will bear all of the expenses in connection with the registration of the shares of our common stock offered hereby, including legal and accounting fees. No discounts, commissions or other compensation will be allowed or paid by us in connection with sales of the shares of our common stock offered hereby. Each selling stockholder has advised us that no discounts, commissions, or other compensation will be allowed or paid by him or her or his or her transferees, pledgees, donees and successors, except that usual and customary brokers’ commissions or dealers’ discounts may be paid or allowed by the sellers.

LEGAL MATTERS

        The legality of the shares of our common stock offered hereby and certain other legal matters will be passed upon for us by Kelley Drye & Warren LLP, New York, New York, and Stamford, Connecticut.

EXPERTS

        The financial statements as of and for the years ended December 31, 2005 and December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2005 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The 2003 financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K  have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.